Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        7 June 2002

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The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,

Re: Immediate Report (NO. 13/2002)
    Koor Industries Ltd. (Company No. 52-001414-3)
    ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today the Company has published in the United States a press release regarding the following matter:

     o Negotiations with Elbit Systems to sell a minority stake in Elisra Electronic Systems have been discontinued.

2.   Attached please find the press release.



                                                   Yours Sincerely,


                                                   Shlomo Heller, Adv.
                                                     Legal Counsel



KOOR INDUSTRIES LTD. ANNOUNCES NEGOTIATIONS WITH ELBIT SYSTEMS TO SELL A MINORITY STAKE IN ELISRA ELECTRONIC SYSTEMS HAVE BEEN DISCONTINUED

TEL AVIV, Israel - June 7, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that in light of failure of Koor and Elbit Systems (NASDAQ: ESLT) to reach agreement, the negotiations for the sale of shares in Elisra Electronic Systems ("Elisra") have been discontinued.

This follows the press release on April 8, 2002 announcing the negotiations between the parties for sale of 24-30% of Elisra. The exclusivity period for negotiations between Koor and Elbit expired on May 17, 2002.

About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).


For            further information,    pleasecontact:
Yuval Yanai
Senior Vice  President and CFO
Koor Industries Ltd.
Tel.     +9723    6238 310
Fax.     +9723    6238 313
www.koor.com
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.